UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Accelerate Diagnostics, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
00430H102
(Cusip Number)
Jack W. Schuler 100 N. Field Drive, Suite 360 Lake Forest, Illinois 60045 (224) 880-1210
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
June 9, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.

(Continued on following pages)
Page 1 of 9 Pages
Exhibit Index Found on Page 9

13D
CUSIP No. 00430H102

1	NAMES OF REPORTING PERSONS Jack W. Schuler
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 58,012,207 Shares (as defined in Item 1) and hold 2022 Warrants (as defined in the Preliminary Note) exercisable for an aggregate of 2,471,710 Shares.  Due to exercise limitations set forth in the 2022 Warrants pursuant to the Beneficial Ownership Limitation (as defined in the Preliminary Note), as of the date of this filing the reporting persons do not have the right to exercise any portion of the 2022 Warrants.  Accordingly, as of the date of this filing the aggregate Shares and 2022 Warrants held by the reporting persons represent beneficial ownership of 40.6% of the class of Shares.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,012,207 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,012,207 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,012,207 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Excludes 2,471,710 Shares for which 2022 Warrants are not currently exercisable due to the Beneficial Ownership Limitation (as defined in the Preliminary Note).

2 The percentages set forth herein are calculated based on 99,831,533 Shares outstanding as of May 11, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on May 15, 2023, as adjusted and approximated for the Restructuring Support Transactions (as defined in the Preliminary Note).  See Item 5.

Page 2 of 9 Pages

13D
CUSIP No. 00430H102

1	NAMES OF REPORTING PERSONS Jack W. Schuler Living Trust
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 58,012,207 Shares (as defined in Item 1) and hold 2022 Warrants (as defined in the Preliminary Note) exercisable for an aggregate of 2,471,710 Shares.  Due to exercise limitations set forth in the 2022 Warrants pursuant to the Beneficial Ownership Limitation (as defined in the Preliminary Note), as of the date of this filing the reporting persons do not have the right to exercise any portion of the 2022 Warrants.  Accordingly, as of the date of this filing the aggregate Shares and 2022 Warrants held by the reporting persons represent beneficial ownership of 40.6% of the class of Shares.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,936,258 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,936,258 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,936,258 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Excludes 2,471,710 Shares for which 2022 Warrants are not currently exercisable due to the Beneficial Ownership Limitation (as defined in the Preliminary Note).

2 The percentages set forth herein are calculated based on 99,831,533 Shares outstanding as of May 11, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on May 15, 2023, as adjusted and approximated for the Restructuring Support Transactions (as defined in the Preliminary Note).  See Item 5.

Page 3 of 9 Pages

This Amendment No. 12 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D initially filed on May 3, 2012, as amended and supplemented by Amendment No. 1 thereto filed on July 9, 2012, Amendment “No. 1” thereto filed on March 20, 2013, Amendment No. 2 thereto filed on September 3, 2013, Amendment No. 3 thereto filed on March 19, 2014, Amendment No. 4 thereto filed on May 28, 2014, Amendment No. 5 thereto filed on December 29, 2015, Amendment No. 6 thereto filed on February 25, 2016, Amendment No. 7 thereto filed on February 20, 2018, Amendment No. 8 thereto filed April 12, 2018, Amendment No. 9 thereto filed on October 5, 2021, Amendment No. 10 thereto filed on December 3, 2021 and Amendment No. 11 thereto filed on June 8, 2023 (as so amended and supplemented, the “Prior Schedule 13D” and, as amended and supplemented by this Amendment, this “Schedule 13D”).  Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Prior Schedule 13D.

Preliminary Note

Capitalized terms used in this Preliminary Note without definition have the meanings ascribed to them elsewhere in this Schedule 13D.

As of the date hereof: (i) the Trust holds 57,936,258 Shares; (ii) Mr. Schuler holds 75,949 Shares; and (iii) the Trust holds 2,471,710 Common Stock Warrants (the “2022 Warrants”) issued on August 15, 2022 and expiring on August 15, 2029, each of which is exercisable (subject to the Beneficial Ownership Limitation) pursuant to the terms thereof to purchase one Share.

 The terms of the 2022 Warrants provide that 2022 Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 19.99% of the Shares then issued and outstanding (the “Beneficial Ownership Limitation”).  As of the date hereof, the Beneficial Ownership Limitation does not permit the Trust to exercise any portion of the 2022 Warrants.  In providing the beneficial ownership information set forth herein, the Reporting Persons have assumed that the aggregate 2,471,710 2022 Warrants held by the Trust are not exercisable due to the Beneficial Ownership Limitation.

As used herein, the term “Restructuring Support Transactions” refers to the transactions entered into by the Issuer on June 9, 2023, as disclosed by the Issuer in its Form 8-K filed with the SEC on June 13, 2023, pursuant to the Restructuring Support Agreement, dated April 21, 2023, among the Issuer and the other parties thereto.

Item 3. Source and Amount of Funds of Other Consideration

This Amendment hereby amends and supplements Item 3 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Item 5 below is incorporated by reference in this Item 3.”

Item 4. Purpose of Transaction

This Amendment hereby amends and supplements Item 4 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Items 5 and 6 below is hereby incorporated by reference in this Item 4.

On June 9, 2023, the Issuer repurchased the Secured Note (as defined in Item 6 below) from the Trust by issuing 34,321,163 Shares to the Trust in exchange for the Secured Note, pursuant to the Consent and Amendment to Secured Note (as defined and further described in Item 6 below).

On June 9, 2023, the Issuer issued to the Trust 4,878,048 Shares, pursuant to the 2022 Securities Purchase Agreement, as amended by the SPA Amendment (each as defined and further described in Item 6 below).

On June 9, 2023, the Trust committed to either purchase additional Shares from the Issuer or backstop a future public offering of Shares by the Issuer, pursuant to the 2023 Securities Purchase Agreement (as defined and further described in Item 6 below).”

Page 4 of 9 Pages

Item 5. Interest in Securities of the Issuer

This Amendment hereby amends and restates Item 5 of the Prior Schedule 13D in its entirety as follows:

“Mr. Schuler

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for Mr. Schuler is incorporated herein by reference.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 99,831,533 Shares outstanding as of May 11, 2023, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2023, as adjusted and approximated for the Restructuring Support Transactions.  The Reporting Persons calculate that there are 143,061,239 Shares outstanding as so adjusted and approximated.

(c)	On May 31, 2023, Mr. Schuler converted 75,949 restricted stock units (“RSUs”) granted on May 31, 2022 and vesting in full on May 31, 2023, into an aggregate 75,949 Shares.

(d)
Mr. Schuler has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by him.  The Trust has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by it and the Shares that it has the right to acquire upon the exercise of 2022 Warrants.  Mr. Schuler is the sole trustee of the Trust.

(e)	Not applicable.

The Trust

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Trust is incorporated herein by reference.
(c)
On June 9, 2023, the Issuer: (i) repurchased the Secured Note (as defined in Item 6 below) from the Trust in an aggregate principal amount of $34,933,500, plus accrued interest, by issuing to the Trust 34,321,163 Shares, valued for such purpose at $1.06 per Share, in exchange for the Secured Note, pursuant to the Consent and Amendment to Secured Note (as defined and further described in Item 6 below); and (ii) issued to the Trust 4,878,048 Shares at a purchase price of $0.82 per Share, for an aggregate purchase price of $4,000,000, pursuant to the 2022 Securities Purchase Agreement, as amended by the SPA Amendment (each as defined and further described in Item 6 below).  Other than the foregoing, the Reporting Persons did not effect any transactions in the Shares during the 60 days prior to the date hereof.

(d)
The Trust has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by it and the Shares that it has the right to acquire upon the exercise of 2022 Warrants.  Mr. Schuler is the sole trustee of the Trust.

(e)	Not applicable.

As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 58,012,207 Shares, representing 40.6% of the Shares outstanding.  This amount consists of: (i) 75,949 Shares held by Mr. Schuler; and (ii) 57,936,258 Shares held by the Trust.  This amount excludes 2,471,710 Shares for which 2022 Warrants are not currently exercisable due to the Beneficial Ownership Limitation.  As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the Shares held by the Trust or acquirable by the Trust upon the exercise of 2022 Warrants.”

Page 5 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment hereby amends and supplements Item 6 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Items 4 and 5 above is hereby incorporated by reference in this Item 6.

Issuer Repurchase of Secured Promissory Note

On June 9, 2023, the Issuer and the Trust entered into a Consent and Amendment No. 1 (the “Consent and Amendment to Secured Note”) to the Secured Promissory Note, dated August 15, 2022 (the “Secured Note”).  In accordance with the Consent and Amendment to Secured Note, on June 9, 2023 the Issuer repurchased the Secured Note from the Trust in an aggregate principal amount of $34,933,500, plus accrued interest, by issuing to the Trust 34,321,163 Shares in exchange for the Secured Note.

The foregoing description of the Consent and Amendment to Secured Note does not purport to be complete and is qualified in its entirety by reference to the Consent and Amendment to Secured Note, a copy of which was filed by the Issuer as Exhibit 10.6 to the Issuer’s Form 8-K filed with the SEC on June 13, 2023 and is hereby incorporated herein by reference.

Amendment to 2022 Securities Purchase Agreement

On June 9, 2023, the Issuer and the Trust entered into Amendment No. 1 to the Securities Purchase Agreement (the “SPA Amendment”).  The SPA Amendment amended the Securities Purchase Agreement, dated March 24, 2022, between the Issuer and the Trust (the “2022 Securities Purchase Agreement”).  Pursuant to the 2022 Securities Purchase Agreement, as amended by the SPA Amendment, on June 9, 2023 the Issuer issued to the Trust 4,878,048 Shares at a purchase price of $0.82 per Share, for an aggregate purchase price of $4,000,000.

The foregoing description of the SPA Amendment does not purport to be complete and is qualified in its entirety by reference to the SPA Amendment, a copy of which was filed by the Issuer as Exhibit 10.7 to the Issuer’s Form 8-K filed with the SEC on June 13, 2023 and is hereby incorporated herein by reference.

2023 Securities Purchase Agreement

On June 9, 2023, the Issuer and the Trust entered into a Securities Purchase Agreement (the “2023 Securities Purchase Agreement”).  Pursuant to the 2023 Securities Purchase Agreement, the Trust is required, at the Issuer’s option, either to (i) purchase approximately 13,900,000 Shares from the Issuer valued at $0.72 per Share for an aggregate purchase price of $10 million, or (ii) backstop a public offering by the Issuer of Shares for aggregate proceeds of $10 million.

The foregoing description of the 2023 Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the 2023 Securities Purchase Agreement, a copy of which was filed by the Issuer as Exhibit 10.8 to the Issuer’s Form 8-K filed with the SEC on June 13, 2023 and is hereby incorporated herein by reference.

Page 6 of 9 Pages

Item 7. Materials to be Filed as Exhibits

This Amendment hereby amends and supplements Item 7 of the Prior Schedule 13D by adding the following thereto:

“There is filed herewith as Exhibit 7 the Consent and Amendment No. 1 to Secured Promissory Note, dated June 9, 2023, incorporated by reference to the copy thereof filed as Exhibit 10.6 to the Issuer’s Form 8-K filed with the SEC on June 13, 2023.

There is filed herewith as Exhibit 8 the Amendment No. 1 to Securities Purchase Agreement, dated June 9, 2023, incorporated by reference to the copy thereof filed as Exhibit 10.7 to the Issuer’s Form 8-K filed with the SEC on June 13, 2023.

There is filed herewith as Exhibit 9 the Securities Purchase Agreement, dated as of June 9, 2023, incorporated by reference to the copy thereof filed as Exhibit 10.8 to the Issuer’s Form 8-K filed with the SEC on June 13, 2023.”

Page 7 of 9 Pages

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  June 20, 2023
/s/ Jack W. Schuler
Jack W. Schuler

Jack W. Schuler Living Trust
/s/ Jack W. Schuler
By Jack W. Schuler, Sole Trustee

Page 8 of 9 Pages

EXHIBIT INDEX

1.	Joint Acquisition Statement Pursuant to Section 240.13d-1(k), dated June 8, 2023***
2.	Standby Purchase Agreement, dated March 10, 2014, by and among Jack W. Schuler as trustee of the Jack W. Schuler Living Trust, the Schuler Family Foundation and Accelerate Diagnostics, Inc.*
3.	Form of 2.50% Convertible Senior Note due 2023**
4.	Exchange Agreement, dated as of August 15, 2022***
5.	2022 Common Stock Warrant, dated as of August 15, 2022***
6.	Secured Promissory Note, dated as of August 15, 2022***
7.	Consent and Amendment No. 1 to Secured Promissory Note, dated June 9, 2023
8.	Amendment No. 1 to Securities Purchase Agreement, dated June 9, 2023
9.	Securities Purchase Agreement, dated as of June 9, 2023

* Filed as an Exhibit to the Schedule 13D filed on March 19, 2014

** Filed as an Exhibit to the Schedule 13D filed on April 12, 2018

***Filed as an Exhibit to the Schedule 13D filed on June 8, 2023

Page 9 of 9 Pages